SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 31, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .

METSO TO SELL ITS SCADA NETWORK MANAGEMENT SOLUTIONS TO TELVENT
SIGNATURES

METSO TO SELL ITS SCADA NETWORK MANAGEMENT SOLUTIONS TO TELVENT

(Helsinki, Finland, January 31, 2003) — Metso Corporation (NYSE: MX; HEX: MEO) has agreed to sell its Network Management Solutions companies (NMS) to Telvent in Spain. NMS provides SCADA and information management solutions. The divesture is expected to be closed in February 2003. The transaction value is approximately EUR 35 million and it will reduce Metso’s gearing by approximately 3 percentage points. Divestiture of NMS is in line with Metso’s strategic intent to concentrate on the service, processes and automation solutions for the pulp and paper industry and rock and minerals processing, and consequently divest the non-core business operations.

NMS develops and supplies real-time remote monitoring, control and simulation systems for the oil and gas industry as well as for electricity and water utilities globally. NMS SCADA system has the leading market position in North America for oil and gas pipelines. NMS is a part of Metso Automation business area.

NMS is headquartered in Calgary, Canada. Other operations included in the divestment are located in Houston, Texas and Baltimore, Maryland, USA. These units employ over 400 people and have annual net sales close to EUR 60 million.

Telvent specializes in the development and integration of control and information systems for energy industry, environmental management, transportation sector and public sector. It has been acting as Metso’s SCADA systems partner over the past ten years. Telvent is the information technology company of Abengoa Corporation, which was established in 1941 and is listed in the Madrid Stock Exchange. In 2001, the Corporation’s net sales were EUR 1,380 million. Abengoa has operations in 38 countries.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Antti Kaunonen, SVP, Technology and Business Development, Tel. +358 408 224 331

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Date January 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation